manatt manatt | phelps | phillips	Brian Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

January 13, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Erin E. Martin, Special Counsel,

Office of Financial Services

Mail Stop 4720

Re:	StreetShares, Inc.

Offering Statement on Form 1-A

Filed December 22, 2015

File No. 024-10498

Dear Ms. Martin:

We are submitting this letter on behalf of our client, StreetShares, Inc. (the “Company”), to supplement the Company’s response, filed December 22, 2015, to written Comment No. 1 of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) contained in your letter, dated December 18, 2015 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on December 4, 2015.

We are also filing Amendment No. 4 to Form 1-A concurrent herewith. The only substantive change, pursuant to discussions with the Staff, is to remove the following sentence from Note 2 of the Company’s Consolidated Financial Statements: “The Company uses a proprietary forecasted life of loan loss rate at origination for new loans that have not had the opportunity to make payments when they are first funded.” The Company has also modified the maximum percentage of loans it may fund itself from 60% to 50% (see pages 9, 15 and 16).

For your convenience, Comment No. 1 is reprinted below. The Company’s supplemental discussion then follows. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement.

General

1.	We note your response to comment 1 that you will be offering StreetShares Notes on your platform and that StreetShares Note investors will be able to view your full website, including pending and past loan transactions. Please explain in detail how the offers to purchase StreetShares Notes will be made on your website and tell us how Regulation A investors would navigate your platform in order to subscribe for StreetShares Notes. In this regard, please also provide us with screenshots of the platform in development in advance of qualification. Finally, please explain to us in detail what information about pending and past loan transactions you intend to provide to investors on your website and why it is not information material to an investment decision such that it should be provided in the offering circular.

7 Times Square, New York, New York 10036 Telephone: 212.790.4500 Fax: 212.790.4545

Albany | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

January 13, 2016

The Company’s December 22, 2015 response to Comment 1 is hereby supplemented as follows:

Overview

The Company is a commercial lending business. Its products are loans, and its customers are small businesses. The Company is mindful of its legal obligations to disclose all information that is potentially material to an investment decision in its public securities filings. But the Company is similarly mindful of the Supreme Court’s instruction not to overwhelm investors with trivial information that could confuse and cloud an informed investment decision. To aid investors in assessing the risk of the Company’s lending business, the Offering Statement provides hard data on the objective credit risk of all loans in its portfolio. This data includes (1) the number of loans, (2) dollar amount, (3) interest rate, (4) business borrower age, (5) business owner income, (6) business revenue, (7) business owner credit score, (8) number of employees, (9) recent credit inquiries, and (10) expected loss rate. See Offering Statement, pp. 19-20.

Separately, to enhance customer experience and to increase the “cool factor,” the Company’s website features glimpses into the human interest stories of its current customers by spotlighting a small sample of those customers. These spotlights are akin to customer testimonials that appear on rolling basis and turn over very quickly. The question is whether these human interest spotlights rise to the level of information material to an investment decision. They do not, for the reasons set forth below.

The softer, subjective information contained in the human interest spotlights will feature (1) the sample business customer’s name, (2) a photograph, (3) hometown, (4) personal affinity, and (5) brief personal story. For example, the website would show that two U.S. Navy veterans founded Jane’s Bicycle Shop in Columbus, Ohio, because they love the outdoors. But the website view would not show that bicycle shop’s revenue, the owners’ credit scores, or any other data that is material to analyzing the credit risk of that business—i.e., the risk of the Company lending to it. That information is provided to investors in the publicly filed Offering Statement.

Nor would the website viewer see more than a tiny fraction of the Company’s customers at any given time. The rolling snapshot views are brief glimpses of featured customers that turn over on a rapid and continuous basis. Once again, the relevant data on the entire lending portfolio is contained in the Company’s Offering Statement, which will be updated regularly through the Company’s public securities filings.

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

January 13, 2016

 For the reasons set forth below, the Company is confident that the human interest spotlights do not constitute disclosures of material information and are therefore not included in its public securities filings. A simple analogy is the hotel business. It is not material for an investor in Hilton to know the name, life story, hometown, or see a photograph of the guest who stayed in room 105 at the Capital Hilton last Thursday. That information is both the wrong kind of information to be material to an investment decision in Hilton and represents too small a sample size to be material to an investment decision in Hilton. The customer spotlights on the Company’s website behave similarly. They function like the customer testimonials used by businesses of all kinds to humanize and advertise their products. They may be interesting to some investors, but they are not material to an informed investment decision.

Importantly, StreetShares Note investors are investing in the Company itself, not the underlying borrower customers. These investors are best served by the full and open communication of the hard credit risk data relevant to the Company’s entire lending portfolio. That data is included in the Offering Statement and supplemental public filings. But intermittent samples of customer human interest stories are not. And worse, inclusion of these social details, such as photographs and home towns, in the Company’s securities filings would likely undermine the goal of informed investor decision making by deluging investors with immaterial details.

Legal Standard

While any information may be of interest to an investor, it cannot rise to the level of “material” unless there is “a substantial likelihood that the disclosure of the [information] would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” Basic Inc. v. Levinson, 485 U.S. 224, 232 (1988) (emphasis added). Further, the Supreme Court has been “careful not to set too low a standard of materiality” out of concern that management would “bury” investors in “an avalanche of trivial information.” Id. at 231 (quoting TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976) (rejecting a lower standard of materiality for facts that a reasonable investor “might consider important” because that threshold was “too suggestive of mere possibility”) (emphasis added)) (internal quotations omitted).

Indeed, the Court has warned that over-including information of “dubious significance” actually runs counter to the goals of Securities Exchange Act Rule 10b-5 and other antifraud rules by overwhelming investors with immaterial information—“a result that is hardly conducive to informed decision making.” Basic at 231 (quoting TSC at 449) (emphasis added). For this reason, courts have rejected claims of material omissions where reports of customer experiences do not substantively impact a key product or service, or the financial performance of the business. See, e.g., Oran v. Stafford, 226 F.3d 275, 283 (3d Cir. 2000) (Alito, J.) (no material omission where pharmaceutical company declined to disclose inconclusive evidence of link between diet pill and heart problems experienced by users).

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

January 13, 2016

Analysis

Given the abundant credit risk data on the Company’s complete loan portfolio that is provided in the Offering Statement, a small sampling of customer human interest stories cannot reasonably be said to have “significantly altered the total mix of information” for a reasonable investor. See Basic at 222. This is true for at least three reasons:

First, the customer spotlights are not material because they do not convey the kind of information that could have a substantive impact on a reasonable investor’s analysis of the Company’s products or the health of the business. See Oran, 226 F.3d at 283. From the investor’s perspective, the spotlights will not convey any of the ten categories of data predictive of credit risk that are relevant to Company risk and are reported in the Company’s Offering Statement and updated in its supplemental filings: (1) the number of loans, (2) dollar amount, (3) interest rate, (4) business borrower age, (5) business owner income, (6) business revenue, (7) business owner credit score, (8) number of employees, (9) recent credit inquiries, and (10) expected loss rate. See Offering Statement, pp. 19-20. This is the kind of information that is material to reasonable StreetShares Note investors.

By contrast, the customer spotlights will display only non-economic, social information, including (1) the sample business customer’s name, (2) a photograph, (3) hometown, (4) personal affinity, and (5) brief personal story. The snapshots are limited to the purpose for which they were created—enhancing the social experience for the Company’s customers. This information is the wrong kind to be material to an investment in the Company. For the Company, social profiles are a borrower acquisition strategy. The Company believes that its small business customers will enjoy receiving a “favorite” or an encouraging “comment,” which will increase their likelihood of returning as repeat customers and referring their friends as future borrowers.

Applying the hotel analogy, a reasonable investor in the Hilton hotel company is focused on information material to the performance of Hilton’s business enterprise. Regarding a particular customer—the guest who stayed in room 105 at the Capital Hilton last Thursday—the investor does not need to know the guest’s name, life story, hometown, or see a photograph. The investor, or even a fellow Hilton guest, could certainly find that information to be of interest, which is why Hilton may choose to feature a sample guest in its marketing materials. But that is the wrong kind of information to be material to an investment in the overall business. By contrast, a sudden drop in guest numbers (for example, due to the rise of Airbnb) could impact the financial performance of Hilton. Thus, aggregate reports of guest numbers could rise to the level of materiality, which would be appropriate for inclusion in Hilton’s public securities filings, but that particular guest’s photograph or life story would not. Similarly, in the Company’s case, the aggregate metrics on the Company’s loan portfolio are included in the Offering Statement, but the social details in a sample customer spotlight are not.

In the Company customer spotlight example above, website viewers will be able to see that Jane’s Bike Shop is located in Columbus, Ohio. They may see Jane herself pictured on one of the bicycles and learn that she likes wearing athletic gear. They can see that she started the business because she’s passionate about the outdoors. But they cannot tell whether Jane’s Bike Shop is a 10-year-old business with $5 million in annual revenue and an 800 credit score (a good credit risk), or whether Jane’s Bike Shop is a brand new business with $0 in annual revenue and a 400 credit score (a bad credit risk). Those are the details that matter when assessing the lending practices of the Company and the riskiness of its loan portfolio. Those details are provided for the Company’s entire loan portfolio in the Offering Statement.

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

Janaury 13, 2016

No compelling story or attractive photograph could overcome the objective risk of lending to a business with $0 revenue and a 400 credit score. Thus, the social details on one of the Company’s customers, while potentially interesting, could not be viewed by a “reasonable investor” as having “a substantial likelihood” of “significantly alter[ing] the ‘total mix’ of information made available” to that investor. Basic, 485 U.S. at 232. The limited social information the Company will provide in the human interest spotlights is not the kind of information that is material to an investment decision in a lending company.

Second, not only do the customer spotlights provide the wrong kind of information to be material, but they are ephemeral, subject to rapid turnover, and represent too small a sample size to affect the Company’s overall lending portfolio. Compare Oran at 283. The spotlights are limited glimpses into the personal stories of the Company’s constantly turning over customer base. They represent only a fraction—less than one percent—of those customers. These personal testimonials are snapshots in time, available only briefly before being replaced by the newly featured spotlights. They may intrigue the viewer (and the Company hopes they do), but they do not provide enough information to be material to an investment in the Company.

Third, inundating an investor with the human interest details described above—e.g. personal stories and photographs—would both cause investor confusion and be impossible as a practical matter. Requiring investors to view this social information on every customer prior to purchasing StreetShares Notes would more likely undermine the purposes of the disclosure rules by “bury[ing]” potential investors in “an avalanche of trivial information” that would confuse investors and obfuscate the relevant data, clouding their ability to make a rational decision. See Basic at 231. The forced inclusion of social data, such as an attractive photo or compelling life story, can actually distract an investor from the real risks of an investment, mask actual and relevant portfolio risk, and lead to investor confusion. An investor in StreetShares Notes needs to be able to clearly see and understand the information material to the corporate risk of the Company, including the risk of its lending portfolio.

Further, as a practical matter, personal stories and photographs of every lending customer cannot be provided publicly for various legal and business reasons, including privacy concerns, the privacy preferences of individual borrowers, and concerns over loan brokers and competitors targeting the Company’s customers.1 For example, in the above-referenced Hilton analogy, imagine if the solution to Hilton sharing the name, story, hometown, and photograph of the guest who stayed in room 105 at the Capital Hilton last Thursday was to force Hilton to share the same information on all Hilton guests in its next public filing. Privacy issues aside, this is obviously absurd. Such extraneous information would serve only to confuse investors—“a result that is hardly conducive to informed decision making.” Basic at 231 (internal quotations and citations omitted).

Similarly, the decision to invest in StreetShares Notes depends on the risk factors of the Company issuing the Notes: StreetShares, Inc. The Company provides detailed hard financial and related credit risk data on its complete loan portfolio in the Offering Statement. Forced inclusion of the social stories and photographs of customers is both logistically impossible and potentially confusing to investors.

1 For these reasons, the viewing opportunity will be limited in time. The exact time period may vary as the Company develops, balancing the competing needs to protect customer privacy and combat competitor tactics against the desire to promote social engagement (current estimate is 24-72 hours, but decreasing as loan volume increases).

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

Janaury 13, 2016

Conclusion

In conclusion, the Company respectfully submits that its website display of a small sample of customer human interest stories is not material and therefore does not merit inclusion in the Offering Statement. Such limited social material (1) is the wrong kind of information to be considered material, (2) is too ephemeral and short-lived to be representative, and (3) is likely to cause investor confusion if required to sift through massive amounts of such social and personal information in order to make an investment decision. Investors in StreetShares Notes are investing in StreetShares, Inc., not the underlying borrowers. All material information required to make an informed investment in StreetShares Notes will be publicly available in the Offering Statement and through the Company’s regularly updated public filings with the Commission.

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The Company also wishes to advise the Staff that it acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Offering Statement and look forward to hearing from you at your earliest convenience. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian Korn

Brian Korn

cc:	Mark L. Rockefeller, Chief Executive Officer

Hayley Chang, General Counsel & Chief Compliance Officer

StreetShares, Inc.